Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	STEPHANIE J. SELIGMAN	51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL		DAVID C. BRYAN	ERIC M. ROSOF
HERBERT M. WACHTELL	JOHN F. SAVARESE			STEVEN A. COHEN	MARTIN J.E. ARMS
BERNARD W. NUSSBAUM	SCOTT K. CHARLES			GAVIN D. SOLOTAR	GREGORY E. OSTLING
LAWRENCE B. PEDOWITZ	DAVID S. NEILL			DEBORAH L. PAUL	DAVID B. ANDERS
PAUL VIZCARRONDO, JR.	JODI J. SCHWARTZ			DAVID C. KARP	ADAM J. SHAPIRO
PETER C. HEIN	ADAM O. EMMERICH			RICHARD K. KIM	NELSON O. FITTS
HAROLD S. NOVIKOFF	GEORGE T. CONWAY III			JOSHUA R. CAMMAKER	JEREMY L. GOLDSTEIN
KENNETH B. FORREST	RALPH M. LEVENE			MARK GORDON	JOSHUA M. HOLMES
MEYER G. KOPLOW	RICHARD G. MASON			JOSEPH D. LARSON	DAVID E. SHAPIRO
THEODORE N. MIRVIS	MICHAEL J. SEGAL			LAWRENCE S. MAKOW	DAMIAN G. DIDDEN
EDWARD D. HERLIHY	DAVID M. SILK			JEANNEMARIE O’BRIEN	ANTE VUCIC
DANIEL A. NEFF	ROBIN PANOVKA			WAYNE M. CARLIN	IAN BOCZKO
ERIC M. ROTH	DAVID A. KATZ			STEPHEN R. DiPRIMA	MATTHEW M. GUEST
ANDREW R. BROWNSTEIN	ILENE KNABLE GOTTS			NICHOLAS G. DEMMO	DAVID E. KAHAN
MICHAEL H. BYOWITZ	DAVID M. MURPHY			IGOR KIRMAN	DAVID K. LAM
PAUL K. ROWE	JEFFREY M. WINTNER			JONATHAN M. MOSES	BENJAMIN M. ROTH
MARC WOLINSKY	TREVOR S. NORWITZ	WILLIAM T. ALLEN	ERIC S. ROBINSON	T. EIKO STANGE	JOSHUA A. FELTMAN
DAVID GRUENSTEIN	BEN M. GERMANA	PETER C. CANELLOS	PATRICIA A. ROBINSON*	DAVID A. SCHWARTZ	ELAINE P. GOLIN
STEPHEN G. GELLMAN	ANDREW J. NUSSBAUM	DAVID M. EINHORN	LEONARD M. ROSEN	JOHN F. LYNCH	EMIL A. KLEINHAUS
STEVEN A. ROSENBLUM	RACHELLE SILVERBERG	THEODORE GEWERTZ	MICHAEL W. SCHWARTZ	WILLIAM SAVITT	KARESSA L. CAIN
		RICHARD D. KATCHER	ELLIOTT V. STEIN
		THEODORE A. LEVINE	WARREN R. STERN
		DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS
		ROBERT B. MAZUR	J. BRYAN WHITWORTH
		PHILIP MINDLIN	AMY R. WOLF
ROBERT M. MORGENTHAU

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
MICHELE J. ALEXANDER	NANCY B. GREENBAUM
LOUIS J. BARASH	MAURA R. GROSSMAN
DIANNA CHEN	MARK A. KOENIG
ANDREW J.H. CHEUNG	J. AUSTIN LYONS
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

DIRECT DIAL: (212) 403-1394

DIRECT FAX: (212) 403-2394

E-MAIL: DKLAM@WLRK.COM

December 10, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Registration Statement on Form S-1 for AbbVie Inc.

Ladies and Gentlemen:

On behalf of our client, AbbVie Inc. (“AbbVie”), we are submitting for filing with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 for the registration of up to 16,000,000 shares of common stock, par value $0.01 per share, of AbbVie (the “Registration Statement”) under the U.S. Securities Act of 1933, as amended, that may be acquired by participants in the AbbVie 2013 Incentive Stock Program upon the exercise of certain options to purchase shares of AbbVie common stock and upon vesting of certain restricted stock awards and restricted stock units issued pursuant to the AbbVie 2013 Incentive Stock Program.

AbbVie is currently a wholly owned subsidiary of Abbott Laboratories (“Abbott”), which has determined to separate its research-based pharmaceuticals business through a distribution to its shareholders of 100% of the outstanding shares of AbbVie common stock (the “Distribution”).  On November 28, 2012, the board of directors of Abbott approved the Distribution on the basis of one share of AbbVie common stock for each Abbott common share held as of the close of business on December 12, 2012, the record date for the Distribution.  AbbVie has filed a registration statement on Form 10 (File No. 001-35565), which was declared effective by the Commission on December 7, 2012.

In connection with the Distribution, outstanding awards granted under Abbott’s equity compensation programs (whether held by Abbott or AbbVie employees or other participants) generally will be converted into adjusted awards based on both Abbott common

U.S. Securities and Exchange Commission

December 10, 2012

shares and AbbVie common stock.  The portion of the adjusted awards that are based on AbbVie common stock (“Converted Awards”) will be granted by AbbVie under the AbbVie 2013 Incentive Stock Program.  The Registration Statement covers the shares of AbbVie common stock issued pursuant to Converted Awards that will be granted to individuals who, at the time of the Distribution, are no longer employed by or serving on the board of directors of Abbott.  The Registration Statement does not cover any shares of AbbVie common stock issued pursuant to Converted Awards that will be granted to any individual who, upon completion of the Distribution, will be employed by or serve on the board of directors of either Abbott or AbbVie, or any other awards that AbbVie may grant under the AbbVie 2013 Incentive Stock Program in the future.  Such shares of AbbVie common stock will be covered by a separate registration statement to be filed by AbbVie on Form S-8.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1394, or my colleague Karessa L. Cain at (212) 403-1128.

Very truly yours,

/s/ David K. Lam

David K. Lam

cc:   Laura J. Schumacher, EVP, Business Development, External Affairs and General Counsel